UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

DAILY JOURNAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

233912104
(CUSIP Number)

Munger, Tolles & Olson LLP
Attention: Brett J. Rodda
355 South Grand Avenue, 35th Floor
Los Angeles, California 90071
Telephone: (213) 683-9100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John P. Guerin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 242,820 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 242,820 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 242,820 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

EXPLANATORY NOTE.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Daily Journal Corporation, a South Carolina corporation (“Daily Journal”), that was previously reported as beneficially owned on Schedule 13G in joint filings made by John P. Guerin and Fabienne M. Guerin.

Mr. Guerin may be deemed to beneficially own, in the aggregate, 242,820 shares of Common Stock, representing approximately 17.6% of the outstanding Common Stock. (1)  Mr. Guerin exercises sole voting and investment power over these shares of Common Stock, of which 215,744 are held in two trusts for which Mr. Guerin is a trustee and a beneficiary and 27,076 are held by the Guerin Foundation.

In 2012 and January 2013, the Guerin Foundation sold 11,650 shares of Common Stock through a series of open market transactions (the “Foundation Transactions”) for the purpose of obtaining cash for use in its charitable activities.  Between the most recent filing of an amendment to the Schedule 13G on February 11, 1997 and the filing of this Schedule 13D, Mr. Guerin’s beneficial ownership has been reduced by a total of 15,756 shares of Common Stock, representing approximately 1.1% of the outstanding Common Stock.  This reduction is the net result of (i) the contribution to the Guerin Family Trust of 6,762 shares of Common Stock previously held by Fabienne M. Guerin, (ii) the dissolution of a trust holding 10,868 shares of Common Stock for which Mr. Guerin was a trustee but not a beneficiary and (iii) the Foundation Transactions.  The following Foundation Transactions were conducted within the last 60 days:

On December 19, 2012 the Guerin Foundation sold 270 shares of Common Stock at the price of $93.00 per share.

On December 20, 2012 the Guerin Foundation sold 930 shares of Common Stock at the price of $93.00 per share.

On January 2, 2013 the Guerin Foundation sold 1,050 shares of Common Stock at the price of $94.50 per share.

On January 3, 2013 the Guerin Foundation sold 7 shares of Common Stock at the price of $96.75 per share.

On January 4, 2013 the Guerin Foundation sold 818 shares of Common Stock at the price of $96.75 per share.

On January 7, 2013 the Guerin Foundation sold 675 shares of Common Stock at the price of $101.00 per share.

On January 8, 2013 the Guerin Foundation sold 31 shares of Common Stock at the price of $100.00 per share.

On January 9, 2013 the Guerin Foundation sold 969 shares of Common Stock at the price of $100.00 per share.

On January 9, 2013 the Guerin Foundation sold 159 shares of Common Stock at the price of $101.00 per share.

On January 10, 2013 the Guerin Foundation sold 30 shares of Common Stock at the price of $101.00 per share.

On January 11, 2013 the Guerin Foundation sold 1,011 shares of Common Stock at the price of $101.00 per share.

ITEM 1.           SECURITY AND ISSUER.

The information set forth in the Explanatory Note above is hereby incorporated by reference in response to this Item 1.

The address of the principal executive offices of Daily Journal is 915 East First Street, Los Angeles, California 90012.

ITEM 2.           IDENTITY AND BACKGROUND.

This Schedule 13D is being filed by John P. Guerin, a natural person and citizen of the United States of America.  Mr. Guerin is a private investor. The principal business address of Mr. Guerin, the trusts and the Guerin Foundation is 355 South Grand Avenue, 34 th  Floor, Los Angeles, California, 90071.

During the last five years, Mr. Guerin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

None of the Foundation Transactions required any funds from Mr. Guerin, the Guerin Foundation or the trusts for which Mr. Guerin serves as the trustee. The shares of Common Stock were originally acquired by Mr. Guerin pursuant to a liquidating distribution of New America Fund, Inc. in 1986.

ITEM 4.           PURPOSE OF TRANSACTION.

The information set forth in the Explanatory Note above is hereby incorporated by reference in response to this Item 4.  The Common Stock held by the Guerin Foundation and the trusts for which Mr. Guerin serves as the trustee is held for investment purposes.  The Guerin Foundation may make future sales of Common Stock to obtain cash for use in its charitable activities.

Mr. Guerin is a member of the board of directors of Daily Journal and, accordingly, Mr. Guerin may have influence over the corporate activity of Daily Journal, including activity which may relate to transactions described in subparagraphs (a) through (j) of this Item 4.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a)	The information set forth in the Explanatory Note above is hereby incorporated by reference in response to this Item 5(a).

(b)	The information set forth in the Explanatory Note above is hereby incorporated by reference in response to this Item 5(b).

(c)	The information set forth in the Explanatory Note above is hereby incorporated by reference in response to this Item 5(c).

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

None.

(1)
All calculations of percentage ownership in this Schedule 13D are based on 1,380,746 shares of Common Stock outstanding as of December 14, 2012, as reported in the Annual Report on Form 10-K for the fiscal year ended September 30, 2012, which was filed by Daily Journal with the Securities and Exchange Commission on December 14, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2013

JOHN P. GUERIN

/S/ John P. Guerin